Exhibit 99.1

Body Central Corp. Announces Fourth Quarter 2013 Financial Results

Jacksonville, FL - March 25, 2014 - Body Central Corp. (Nasdaq: BODY) today announced financial results for the fourth quarter of 2013.

Highlights for the thirteen weeks ended December 28, 2013:

•	Net revenues for the quarter decreased 18.3% to $66.2 million, compared to $81.0 million for the fourth quarter of 2012.

•	Store sales decreased 19.5% to $59.4 million due to a comparable-store sales decrease of 26.0%, partially offset by a net increase of 18 stores from the fourth quarter last year.

•	Direct sales decreased by 6.9% to $6.7 million from $7.2 million in the fourth quarter last year.

•	The loss from operations was $26.6 million, as compared to income from operations of $3.9 million for the fourth quarter in 2012.

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The net loss was $23.3 million, or $(1.42) per diluted share based on 16.4 million weighted average shares outstanding. This includes an $11.1 million, or $(0.68) per diluted share, goodwill impairment charge related to the stores operating segment. Excluding the $11.1 million goodwill impairment charge, the net loss would have been $12.1 million, or $(0.74) per diluted share. Net income for the fourth quarter of 2012 was $2.4 million, or $0.15 per diluted share based on 16.3 million weighted average shares outstanding.

•	The Company opened 3 new stores during the fourth quarter of 2013 and operated 294 stores as of December 28, 2013.

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These results have had a negative impact on our liquidity. As a result, we have taken several actions to increase our liquidity which we believe should be adequate to finance our working capital needs through 2014, if we are successful in executing our business plan. However, the Company has suffered losses and negative cash flows from operations that raise substantial doubt about our ability to continue as a going concern.

Brian Woolf, Body Central’s CEO, stated:  "Our fourth quarter results reflect challenges facing the Company as we work to improve our store and direct business merchandising assortments and drive traffic. We remain focused on executing our strategy and serving our customers amid a difficult environment. We currently have approximately $20.1 million of cash (including $12 million drawn as a term loan under our asset-based loan facility) and up to an additional $5 million under the undrawn, asset-based revolving loan facility, and we are taking additional actions intended to improve liquidity through the balance of 2014.”

Mr. Woolf adds: “We are pleased to have announced the early February 2014 closing of our asset-based loan facility with a total commitment of $17 million.  This expanded line will provide increased flexibility to flow merchandise to our stores and support marketing and operational initiatives that we believe can drive future sales increases, better margins and improved cash flows. In addition to our expanded line of credit facility, we are taking measures which, if successful, will provide more liquidity. These measures include additional corporate and other administrative headcount reductions, the deferral of non-essential capital projects, and the pursuit of additional sale-leaseback financing arrangements for previously incurred capital projects.”

Mr. Woolf concluded by stating: "While not reflected in the overall results yet, we believe we have moved forward with the business transformation that positions us for improving results."

Balance Sheet highlights as of December 28, 2013:

Cash and cash equivalents were $16.5 million at the end of the fourth quarter of 2013 compared to $41.1 million at the end of the fourth quarter of 2012.

Average per store inventory at cost decreased 18.9% and average per store inventory units decreased 10% from one year ago.

Exhibit 99.1

Reported results are preliminary and remain subject to adjustment until the filing of our Form 10-K with the SEC.

Conference Call Information

A conference call to discuss fourth quarter and fiscal year-end financial results is scheduled for today March 25, 2014 at 4:30 PM Eastern Time. The conference call will also be webcast live at www.bodycentral.com. To access the replay of this call, please dial (877) 870-5176 and enter pin number 7998129. The replay is available until April 8, 2014. A replay of this web cast will also be available on the Investor Relations section of the Company’s website, www.bodycentral.com, within two hours of the conclusion of the call and will remain on the website for ninety days.

About Body Central

Founded in 1972, Body Central Corp. is a multi-channel, specialty retailer offering on trend, quality apparel and accessories at value prices. As of March 14, 2014 the Company operated 282 specialty apparel stores in 28 states under the Body Central and Body Shop banners, as well as a direct business comprised of a Body Central catalog and an e-commerce website at www.bodycentral.com. The Company targets women in their late teens to mid-thirties from diverse cultural backgrounds who seek the latest fashions and a flattering fit. The Company’s stores feature an assortment of tops, dresses, bottoms, jewelry, accessories and shoes sold primarily under the Company’s exclusive Body Central®, Sexy Stretch® and Lipstick Lingerie® labels.

CONTACT:

Tom Stoltz
Chief Operating Officer and Chief Financial Officer
904-207-6720
tstoltz@bodyc.com

Safe Harbor Language

Certain statements in this release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “guidance,” “expects,” “intends,” “projects,” “plans,” “believes,” “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Among these factors are (1) our ability to generate sufficient cash flows to support operations or to obtain financing; (2) our ability to identify and respond to changing fashion trends, customer preferences and other related factors; (3) our ability to execute successfully our growth strategy; (4) changes in consumer spending and general economic conditions; (5) changes in the competitive environment in our industry and the markets we serve, including increased competition from other retailers; (6) our new stores or existing stores achieving sales and operating levels consistent with our expectations; (7) the success of the malls and shopping centers in which our stores are located; (8) our dependence on a strong brand image; (9) our direct business growing consistently with our growth strategy; (10) our information technology systems supporting our current and growing business, before and after our planned upgrades; (11) disruptions to our information systems in the ordinary course or as a result of systems upgrades; (12) our dependence upon key executive management or our inability to hire or retain additional personnel; (13) disruptions in our supply chain and distribution facility; (14) our lease obligations; (15) our reliance upon independent third-party transportation providers for all of our product shipments; (16) hurricanes, natural disasters, unusually adverse weather conditions, boycotts and unanticipated events; (17) the seasonality of our business; (18) increases in costs of fuel, or other energy, transportation or utilities costs and in the costs of labor and employment; (19) the impact of governmental laws and regulations and the outcomes of legal proceedings; (20) our maintaining effective internal controls; and (21) our ability to protect our trademarks or other intellectual property rights.

Exhibit 99.1

BODY CENTRAL CORP.
NON-GAAP CONSOLIDATED STATEMENTS OF (LOSS) INCOME (UNAUDITED)

(ADJUSTED FOR GOODWILL IMPAIRMENT LOSS)

	Thirteen Weeks Ended		Fiscal Year Ended
	December 28,	December 29,	December 28,	December 29,
	2013	2012	2013	2012
	(In thousands, except share data)		(In thousands, except share data)
Net (loss) income, as reported	(23,257)	2,406	$(42,310)	$11,947
Impairment of goodwill	11,150	—	21,508	—
Net (loss) income, as adjusted	(12,107)	2,406	$(20,802)	$11,947
Net (loss) income per common share, as reported:
Basic	$(1.42)	$0.15	$(2.59)	$0.74
Diluted	$(1.42)	$0.15	$(2.59)	$0.73
Net (loss) income per common share, as adjusted:
Basic	$(0.74)	$0.15	$(1.27)	$0.74
Diluted	$(0.74)	$0.15	$(1.27)	$0.73
Weighted-average common shares outstanding:
Basic	16,366,016	16,240,458	16,337,959	16,187,530
Diluted	16,366,016	16,312,796	16,337,959	16,342,859

Exhibit 99.1

BODY CENTRAL CORP.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

	Thirteen Weeks Ended		Fiscal Year Ended
	December 28, 2013	December 29, 2012	December 28, 2013	December 29, 2012
	(In Thousands Except Per Share Data)
Net revenues	$66,177	$81,002	$283,560	$310,958
Cost of goods sold, including occupancy, buying, distribution center and catalog costs	52,820	56,473	210,797	210,913
Gross profit	13,357	24,529	72,763	100,045
Selling, general and administrative expenses	25,498	18,830	94,904	74,650
Depreciation and amortization	2,337	1,804	8,775	6,273
Impairment of depreciable long-lived assets	933	—	933	—
Impairment of goodwill	11,150	—	21,508	—
(Loss) income from operations	(26,561)	3,895	(53,357)	19,122
Interest (expense) income, net	(37)	(3)	(26)	7
Other income, net	278	101	1,025	205
(Loss) income before income taxes	(26,320)	3,993	(52,358)	19,334
Benefit from (provision for) income taxes	3,063	(1,587)	10,048	(7,387)
Net (loss) income	$(23,257)	$2,406	$(42,310)	$11,947

Net (loss) income per common share:
Basic	$(1.42)	$0.15	$(2.59)	$0.74
Diluted	$(1.42)	$0.15	$(2.59)	$0.73
Weighted-average common shares outstanding:
Basic	16,366,016	16,240,458	16,337,959	16,187,530
Diluted	16,366,016	16,312,796	16,337,959	16,342,859

Exhibit 99.1

BODY CENTRAL CORP.
CONSOLIDATED BALANCE SHEETS

	For the Fiscal Years Ended
K Dates:	December 28, 2013	December 29, 2012
	(In Thousands)
Assets
Current assets
Cash and cash equivalents	$16,513	$41,136
Accounts receivable	2,803	4,710
Inventories	18,807	22,971
Income tax receivable	14,802	2,214
Prepaid expenses and other current assets	2,055	4,752
Deferred tax asset	3,323	1,959
Total current assets	58,303	77,742
Property and equipment, net of accumulated depreciation	45,732	33,515
Goodwill	—	21,508
Intangible assets, net of accumulated amortization	16,574	16,574
Other assets	353	246
Total assets	$120,962	$149,585
Liabilities and Stockholders’ Equity
Current liabilities
Merchandise accounts payable	8,972	13,715
Accrued expenses and other current liabilities	24,623	19,732
Financing obligation, sale-leaseback, current portion	737	—
Total current liabilities	34,332	33,447
Other liabilities	11,358	10,494
Financing obligation, sale-leaseback, net of current portion	2,369	—
Notes payable	5,000	—
Deferred tax liability	6,913	5,298
Total liabilities	59,972	49,239
Commitments and contingencies
Stockholders’ equity
Total stockholders’ equity	60,990	100,346
Total liabilities and stockholders’ equity	$120,962	$149,585

Exhibit 99.1

BODY CENTRAL CORP.
 CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
K Dates:	December 28, 2013	December 29, 2012
	(in thousands)
Cash flows from operating activities
Net (loss) income	$(42,310)	$11,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,775	6,273
Deferred income taxes	(2,785)	1,067
Deferred tax asset valuation allowance	3,019	—
Excess tax benefit from stock-based compensation	—	(757)
Stock-based compensation	2,666	2,028
Amortization of premiums and discounts on investments	184	460
Loss on disposal of property and equipment	454	84
Impairment of depreciable long-lived assets	933	—
Impairment of goodwill	21,508	—
Loss on short-term investments	2	4
Changes in assets and liabilities:
Accounts receivable	1,907	(2,103)
Inventories	4,164	(1,830)
Prepaid expenses and other assets	2,593	(599)
Merchandise accounts payable	(4,743)	(2,783)
Accrued expenses and other current liabilities	1,730	933
Income taxes	(12,587)	(1,457)
Other liabilities	866	2,905
Net cash (used in) provided by operating activities	(13,624)	16,172
Cash flows from investing activities
Purchases of property and equipment	(17,751)	(17,714)
Proceeds from sale of property and equipment	—	29
Purchases of short-term investments	(12,897)	(25,104)
Proceeds from sales of short-term investments	6,133	10,880
Proceeds from maturities of short-term investments	6,578	13,760
Purchases of intangible assets	—	(179)
Net cash used in investing activities	(17,937)	(18,328)
Cash flows from financing activities
Proceeds from sale-leaseback transaction	1,665	—
Payments on sale-leaseback transaction	(54)	—
Proceeds from borrowing on line of credit	5,000	—
Proceeds from exercise of stock options	327	542
Excess tax benefit from stock-based compensation	—	757
Net cash provided by financing activities	6,938	1,299
Net decrease in cash and cash equivalents	(24,623)	(857)
Cash and cash equivalents
Beginning of year	41,136	41,993
End of period	$16,513	$41,136